                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) and AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                          JLK DIRECT DISTRIBUTION INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                  C-46621C 10 5
                                 (CUSIP Number)

                                December 31, 1997
             (Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[     ]  Rule 13d-1(b) (Qualified Investor)

[     ]  Rule 13d-1(c) (Passive Investor)

[  x  ]  Rule 13d-1(d) (Exempt Investor)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. C-46621C 10 5

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kennametal Inc.

                  IRS Id. No.: 25-0900168

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   [   ]

                                                              (b)   [   ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Pennsylvania

NUMBER OF           5.      SOLE VOTING POWER                  20,237,000
SHARES
BENEFICIALLY        6.      SHARED VOTING POWER                    0
OWNED BY
EACH                7.      SOLE DISPOSITIVE POWER             20,237,000
REPORTING
PERSON              8.      SHARED DISPOSITIVE POWER               0
WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON

                           20,237,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES:                                            [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

         80.5%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTION):

         CO

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1 (a).       Name of issuer:

                  JLK Direct Distribution Inc. (the "Company")

Item 1 (b).       Address of issuer's principal executive offices:

                  1600 Technology Way
                  Latrobe, PA 15650

Item 2 (a).       Name of person filing:

                  Kennametal Inc.

Item 2 (b).       Address of principal business office:

                  1600 Technology Way
                  Latrobe, PA 15650

Item 2 (c).       Citizenship of Place of Organization:  Pennsylvania

Item 2 (d).       Title of class of securities:

     The class of securities to which this statement relates is the Class A Common Stock of the Company. Kennametal Inc. ("Kennametal") currently holds Class B Common Stock, which Class B Common Stock is convertible into Class A Common Stock.

Item 2 (e).       CUSIP No.:        C-46621C 10 5

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.

Item 4.           Ownership.

         (a)      Amount Beneficially Owned:

                  Kennametal beneficially owns 20,237,000 shares of the Class A Common Stock of the Company by virtue of its ownership of 20,237,000 shares of the Class B Common Stock of the Company. Kennametal incorporated the Company as a Pennsylvania corporation and received the shares of the Class B Common Stock of the Company. The Class B Common Stock is convertible at this time into an equivalent number of shares of Class A Common Stock. 4,897,000 shares of the Company's Class A Common Stock were sold in the Company's initial public offering in July 1997.

         (b)      Percent of Class:

                  Approximately 80.5%.

         (c)      Deemed Voting Power and Disposition Power:

                  Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:            20,237,000
                  (ii)     Shared power to vote or to direct the vote:          Not applicable
                  (iii)    Sole power to dispose or to direct the
                              disposition of:                                   20,237,000
                  (iv)     Shared power to dispose or to direct the
                              disposition of:                                   Not applicable

Item 5.           Ownership of 5 percent or less of a class:                    Not applicable

Item 6.           Ownership of more than 5 percent on behalf of
                    another person:                                             Not applicable

Item 7.           Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on by the Parent
                  Holding Company:                                              Not applicable

Item 8.           Identification and classification of members of the group:    Not applicable

Item 9.           Notice of dissolution of the group:                           Not applicable

Item 10.          Certification:                                                Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       KENNAMETAL INC.


Date: June 12, 1998                    By: /s/ DAVID T. COFER
                                          ------------------------------------
                                           David T. Cofer
                                           Vice President, Secretary and
                                           General Counsel